Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit to such filing(s). In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments to such filings) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 20th day of November 2025.

BANK OF MONTREAL

E-SIGNED by Kathryn Cenac
on 2025-11-20 11:02:27 GMT

Kathryn Cenac
Managing Director - Regulatory

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY	BMO CAPITAL MARKETS CORP.
*	*
BMO ASSET MANAGEMENT INC.	BMO DELAWARE TRUST COMPANY
*	*
BMO CAPITAL MARKETS LIMITED	BMO FAMILY OFFICE, LLC
*	*
BMO FINANCIAL CORP.	BMO BANK NATIONAL ASSOCIATION
*	*

BMO NESBITT BURNS INC.

* _____

BMO NESBITT BURNS SECURITIES LTD.

* _____

BMO PRIVATE INVESTMENT COUNSEL INC.

* _____

BMO TRUST COMPANY

* _____

STOKER OSTLER WEALTH ADVISORS, INC.

* _____

BMO INVESTORLINE INC.

* _____

BANK OF MONTREAL HOLDING INC.

* _____

BANK OF MONTREAL

* _____

BURGUNDY ASSET MANAGEMENT LTD.

* _____

1001271606 ONTARIO INC.

* _____

*Pursuant to Power of Attorneys filed herewith.